Filed by First Advantage Corporation

pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Sterling Check Corp.

Commission File No.: 001-40829

Date: February 29, 2024

TO: All First Advantage Team Members

FROM: Scott Staples

DATE: February 29, 2024

SUBJECT: First Advantage to Acquire Sterling Check

HEADER OF EMAIL BODY (in blue bar): From the desk of Scott Staples

First Advantage Team,

I’m proud to share exciting news. First Advantage just announced that we have reached an agreement to acquire Sterling Check. The addition of Sterling reflects our commitment to deliver high-quality, cost-effective employment background screening and identity verification solutions that enhance value for customers by helping them hire smarter and onboard faster. The press release we issued moments ago detailing our acquisition is available on our investor relations website here. We will be discussing this news in more detail on our 2023 fourth-quarter and full-year earnings investor conference call later this morning, which you can access here. Before that, I want to take this opportunity to share directly with you why I am so excited for our path forward. I’ve also posted a video address to all of you on FA Connect.

Creating a Better Partner for Customers

As another provider of background and identity services, headquartered in Independence, OH, Sterling should be familiar to you. We have complementary technology solutions and services that enable companies across the healthcare, retail & ecommerce, transportation, manufacturing, financial services, and other industries to manage risk and hire the best talent. They also share our commitment to innovation, technological excellence, and elevated customer experiences.

Our acquisition of Sterling will be a transformative step in enhancing the value we bring to our customers. This combination unlocks efficiencies and opportunities to fuel incremental growth and invest in new technology solutions, including Artificial Intelligence and next-generation Digital Identification technologies, that will enhance customer and applicant experiences. Joining our complementary services will also strengthen our position across geographies and in key verticals, including healthcare, manufacturing & industrials and financial services, diversifying our business for greater resilience, and improving resource planning and operational efficiency for the long-term.

What Happens Next

This is an exciting moment in First Advantage’s story – but today’s announcement is only the first step in this process. Our acquisition of Sterling is subject to required government regulatory approvals and clearances and other customary closing conditions. We will keep you updated on our progress toward closing the transaction in the months ahead. We expect to complete the acquisition in approximately the third quarter of 2024.

Until closing, First Advantage and Sterling will continue to operate separately, as independent companies, and our day-to-day will not change. A transaction like this is a highly regulated process. It is absolutely critical that we conduct business as usual and that you follow all instructions and guidelines we share.

That means, from a business perspective:

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All of our existing confidentiality rules remain in place.
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Do not share any information on customers, on our products and services, or on our company with anyone at Sterling. Do not forward this email.
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Do not reach out to or accept outreach from anyone, including friends and former colleagues, at Sterling in connection with our acquisition.
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If you receive any outreach from Sterling, do not respond and report it to legal and your manager.

Similarly, it is essential that we speak with one voice – there are strict rules in place about the way we communicate about this announcement and the opportunities ahead:

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Customer- and partner-facing employees will shortly receive talking points and Q&A to guide you in answering any questions you may get from those audiences. Follow the talking points closely, and if a question comes up that you can’t answer based on those materials, don’t speculate. Ask your manager for support.
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Do not post original content on social media about this announcement – doing so could jeopardize this opportunity for all of us. If you are inclined, you may share the approved First Advantage post that is available on our official LinkedIn page, without additional commentary.
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Do not speak to the press or make public comments in any forum regarding this announcement. If you receive any media inquiries, please pass their information on to [***], at [***], whose team will be in touch with them.

As we work to close this transaction, my ask of you is to please stay focused on executing our FA 4.0 strategy, which has not changed. As an organization, our overarching goal remains the same: delivering the outstanding products and solutions our customers have come to expect from First Advantage.

What We Know

After closing this transaction later in 2024, we will begin the integration process, leaning on our experience successfully acquiring and integrating companies into First Advantage, to ensure a smooth process for our employees and for our customers. A dedicated team will develop the roadmap for bringing together the strong leadership and talent from these two high-performing cultures and applying best practices from both companies. That team will send periodic updates regarding its progress once integration begins. The combined company will continue to operate as First Advantage. We will remain headquartered in Atlanta, with no changes to our “remote-first” work policy.

I will continue to lead First Advantage as Chief Executive Officer, and we’ll offer Sterling’s CEO Josh Peirez a seat on our Board of Directors. Throughout this process and beyond, First Advantage will remain focused on fostering and enriching our culture of collaboration, community, and growth we have so successfully built. We will continue to work with our customers and each other with the respect and values that makes First Advantage a great place to work.

Commercial All-Hands Meetings Today

We are hosting All-Hands meetings for our Americas and International Commercial Teams today to speak in more detail about how to communicate about this announcement to customers. Our Americas Commercial team will soon receive an invitation to a 4pm ET meeting today, and our International Commercial team will soon receive an invitation to a 9pm ET meeting. Please make it a priority to attend.

We’ll also be holding additional All-Hands meetings in the coming days for other teams across our organization – stay tuned for those invitations.

Thank You

We are making this bold, strategic move because of your hard work and commitment. I am confident the addition of Sterling will benefit all our stakeholders, including enhancing the value that we can bring to our customers and applicants, delivering new opportunities for our team members, unlocking growth for shareholders, and driving innovation across our business.

Thank you for all that you do. I am truly excited about the journey ahead.

Sincerely,

Scott Staples

Chief Executive Officer

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute, or form a part of, an offer, invitation or the solicitation of an offer or invitation to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of any securities, or a solicitation of any vote or approval in any jurisdiction, pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such sale, issuance or transfer of securities would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Additional Information about the Proposed Transaction and Where to Find It

In connection with the proposed transaction, First Advantage intends to file with the SEC a registration statement on Form S-4 that will include an information statement of Sterling and that also constitutes a prospectus of First Advantage. Each of First Advantage and Sterling may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the information statement/prospectus or registration statement or any other document that First Advantage or Sterling may file with the SEC. The information statement/prospectus (if and when available) will be mailed to stockholders of First Advantage and Sterling. INVESTORS AND SECURITY HOLDERS OF FIRST ADVANTAGE AND STERLING ARE URGED TO READ THE REGISTRATION STATEMENT, INFORMATION STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the registration statement and information statement/prospectus (if and when available) and other documents containing important information about First Advantage, Sterling and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by First Advantage will be available free of charge on First Advantage’s website at https://fadv.com/ or by contacting First Advantage’s Investor Relations department at investors@fadv.com. Copies of the documents filed with the SEC by Sterling will be available free of charge on Sterling’s website at https://www.sterlingcheck.com/ or by contacting Sterling’s Investor Relations department at IR@sterlingcheck.com.

Forward-Looking Statements

This report and any documents referred to in this report contain forward-looking statements within the meaning of Section 27A of the Securities Act, and Section 21E of the Exchange Act, and it is intended that all forward-looking statements that Sterling or First Advantage make will be subject to the safe harbor protections created thereby. Forward-looking statements can be identified by forward-looking terminology such as “aim,” “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “projection,” “seek,” “should,” “will” or “would,” or the negative thereof or other variations thereon or comparable terminology. In particular, statements that address First Advantage’s and Sterling’s future performance, business strategy, future operations, estimates and projections of revenues, losses, costs, expenses, returns, cash flow, and financial position, anticipated benefits of strategic transactions (including acquisitions and divestitures), and plans and objectives of management (including plans for future cash flow from operations), contained in this report or any documents referred to herein are forward-looking statements. These statements also include, but are not limited to, statements regarding the expected benefits of the proposed transaction to First Advantage and Sterling and each of their stockholders and the anticipated timing thereof. First Advantage and Sterling have based these forward-looking statements on current expectations, assumptions, estimates and projections. Such forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond First Advantage and Sterling’s control. Many factors could cause actual future events to differ materially from the forward-looking statements in this report, including but not limited to: (i) the risk that the proposed transaction may not be completed in a timely manner or at all, (ii) the failure to satisfy the conditions to the consummation of the proposed transaction, including the receipt of certain governmental and regulatory approvals, (iii) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (iv) the effect of the announcement or pendency of the proposed transaction on First Advantage’s business relationships, operating results, and business generally, (v) risks that the proposed transaction disrupts current plans and operations of First Advantage or Sterling and potential difficulties in First Advantage employee retention as a result of the proposed transaction, (vi) risks related to diverting management’s attention from First Advantage’s ongoing business operations, (vii) unexpected costs, charges or expenses resulting from the proposed transaction and (viii) the outcome of any legal proceedings that may be instituted against Sterling or against First Advantage related to the Merger Agreement or the proposed transaction. These and other important factors contained in First Advantage and Sterling’s filings with the SEC, including their respective Forms 10-K, 10-Q and 8-K, may cause actual results, performance or achievements to differ materially from those expressed or implied by these forward-looking statements. The forward-looking statements contained in this report are not guarantees of future performance and actual results of operations, financial condition, and liquidity, and the development of the industry in which each of First Advantage and Sterling operates, may differ materially from the forward-looking statements contained in this report. Any forward-looking statement made in this report speaks only as of the date of such statement. Except as required by law, neither First Advantage nor Sterling undertakes any obligation to update or revise, or to publicly announce any update or revision to, any of the forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this report.